Teva Showcases Asthma Research at the 2017 American Thoracic Society (ATS) International
Conference

New Data To Be Presented Show Reduction in ER Visits and Hospitalizations in Patients with Varying
Levels of Disease Severity Following Use of Two Asthma Therapies

Jerusalem, May 17, 2017 – Teva Pharmaceutical Industries Ltd., (NYSE and TASE: TEVA) today announced that eight company-sponsored abstracts will be presented at the 2017 American Thoracic Society (ATS) International Conference in Washington, D.C. on May 19-24, 2017.

Data to be presented include three abstracts on CINQAIR® (reslizumab) Injection, an interleukin-5 antagonist monoclonal antibody (IgG4 kappa) approved by the U.S. Food and Drug Administration (FDA) for add-on maintenance treatment of patients with severe asthma aged 18 years and older, and with an eosinophilic phenotype.

One abstract, to be presented via oral presentation, is based on a post-hoc pooled analysis of two phase 3, 52-week placebo-controlled trials from the BREATH program looking at the efficacy of CINQAIR in two populations: (1) adult patients with severe asthma (GINA steps 4 and 5) and (2) adult patients with severe asthma and 2 exacerbations in the previous year to study start. Two additional abstracts, both accepted for poster presentation, will explore the efficacy of CINQAIR® in patients eligible for treatment with omalizumab and the time between first dose and reduction in blood eosinophil levels, respectively.

Three abstracts from the company’s Health Economics and Outcomes Research (HEOR) group will also be presented, two of which focus primarily on the impact of severe uncontrolled asthma. The real world data presented in these abstracts highlight the unmet clinical, economic and quality of life burdens that persist with standard of care treatment. The third and final HEOR abstract will explore whether patients with asthma and/or chronic obstructive pulmonary disorder (COPD) experienced lower healthcare resource utilization when using ProAir® HFA with a dose counter compared to the same product without.

Teva will also present an abstract on ProAir® HFA (albuterol sulfate) Inhalation Aerosol which examines the proportion of asthma-related Emergency Department (ED) visits made by adults who ran out of their short-acting beta-agonist (SABA) inhaler before the ED visit.

Finally, Teva will present one abstract comparing in-clinic vs at-home handheld spirometry testing as observed in one of the clinical trials for the investigational beclomethasone dipropionate breath-actuated inhaler (BAI).

“We are pleased to present data from our respiratory portfolio at this year’s ATS International Conference, which brings together leaders and innovators at the forefront of respiratory care,” said Tushar Shah, MD, Head, Late Stage Development at Teva Pharmaceuticals. “Asthma remains a critical public health issue, responsible for nearly two million ER visits annually1, making it imperative for our company to remain focused on developing treatment options that address these issues and unmet needs. The data presented at ATS reinforce the advancements we’ve made in the area of respiratory by highlighting the importance of device technologies as well as clinical outcomes such as reducing ER visits and hospitalizations.”

The following Teva-sponsored data will be presented at the 2017 ATS International Conference:

CINQAIR® (reslizumab) Injection

•	Abstract #7676: Impact of Reslizumab on Healthcare Resource Utilization in Adult Patients with Severe Eosinophilic Asthma

This abstract will be presented as an oral presentation during Mini Symposium A94: Improving Asthma Management: Research at the Forefront session from 4 to 4:15 p.m. on May 21, 2017

•	Poster #613/Abstract #5984: Efficacy of Reslizumab in Asthma Patients Eligible for Omalizumab Treatment

This abstract will be presented as a poster during Poster Discussion Session B101:Advances in Asthma from 2:15 to 4:15 p.m. on May 22, 2017

•	Poster #1007/Abstract #7629: Early Decreases in Blood Eosinophil Levels with Reslizumab

This abstract will be presented as a poster during Thematic Poster Session B32: Therapeutic Trials in Asthma from 9:15 a.m. to 4:15 p.m. on May 22, 2017

ProAir® HFA (albuterol sulfate) Inhalation Aerosol

•	Poster #501/Abstract #8401: Emergency Department Patients with Asthma Exacerbation Who Ran Out of Their Inhaled Short-Acting -Agonists: A Multicenter Study in Boston

This abstract will be presented as a poster during Discussion Session B25: Asthma Epidemiology: Exacerbations, Admissions, Readmissions and ED Visits from 9:15 to 11:15 a.m. on May 22, 2017

Beclomethasone dipropionate Breath-Actuated Inhaler (BAI)

•	Poster #1022/Abstract #8221: Analysis of the Relationship Between Handheld and Clinic-Based Spirometry Measurements in a Randomized, Double-blind, Placebo-Controlled Study of Beclomethasone Dipropionate via Breath-Actuated Inhaler for Persistent Asthma

This abstract will be presented as a poster during Thematic Poster Session B32: Therapeutic Trials in Asthma from 9:15 a.m. to 4:15 p.m. on May 22, 2017

Health Economics & Outcomes Research

•	Poster #702/Abstract #10481: Impact of Integrated Dose Counter on Healthcare Utilization and Disease Control in Medicare Patients with Asthma and/or Chronic Obstructive Pulmonary Disease Using Albuterol Sulfate Inhalation Aerosol (ProAir® HFA)

This abstract will be presented as a poster during the ISAM/ATS Pre-Conference Presentation from 1 to 4 p.m. on May 20, 2017 and during the B23-Novel Epidemiology, Management, and Outcomes in Asthma session from 9:15 to 11:15 a.m. on May 22, 2017

•	Poster #1049/Abstract #5974: Burden of Disease of Severe Uncontrolled Asthma: A European Study

This abstract will be presented as a poster during Thematic Poster Session B38: Asthma: A Panoramic View from 9:15 a.m.to 4:15 p.m. on May 22, 2017

•	Poster #1048/Abstract #5890: Poor Asthma Control Despite Medication Use in Patients with Severe Symptoms and Elevated Eosinophil Levels

This abstract will be presented as a poster during Thematic Poster Session B38: Asthma: A Panoramic View from 9:15 a.m. to 4:15 p.m. on May 22, 2017

About CINQAIR® (reslizumab) Injection
CINQAIR® is a humanized interleukin-5 (IL-5) antagonist monoclonal antibody (IgG4 kappa). IL-5 is the most selective eosinophil-active cytokine and plays a major role in the maturation, activation and survival of eosinophils. In asthma patients, the eosinophilic phenotype is associated with compromised lung function, more frequent symptoms, and increased risk of exacerbations. CINQAIR® binds to human IL-5 and prevents it from binding to the IL-5 receptor, thereby reducing eosinophilic inflammation.

CINQAIR is a prescription medicine used with other asthma medicines for the maintenance treatment of asthma in people aged 18 years of age and older whose asthma is not controlled with the current asthma medicines. When added to other medicines for asthma, CINQAIR helps prevent severe asthma attacks (exacerbations) and can improve your breathing.

CINQAIR is not used to treat other problems caused by eosinophils.

CINQAIR is not used to treat sudden breathing problems.

Important Safety Information

What is the most important information I should know about CINQAIR® (reslizumab) Injection?

CINQAIR® can cause serious side effects, including:

•	Serious allergic reactions (anaphylaxis). Serious allergic reactions can happen right after you receive your CINQAIR® infusion. These reactions can cause death. Allergic reactions sometimes do not happen right away. Your healthcare provider will watch you during and after you receive your CINQAIR® infusion for any signs of a reaction. Tell your healthcare provider right away if you have any of the following symptoms that may be associated with an allergic reaction:

Breathing problems
Paleness
Flushing
Skin rash (hives)
Itching
Swelling of your face, lips, mouth, or tongue
Symptoms of low blood pressure (fainting, dizziness, light headedness, confusion, fast heart beat)
Nausea or abdominal discomfort

•	Do not receive CINQAIR® if you are allergic to reslizumab or any of the ingredients in CINQAIR®.

Before receiving CINQAIR®, tell your healthcare provider about all of your medical conditions, including if you:

•	Are taking oral or inhaled corticosteroid medicines. Do not stop taking your corticosteroid unless your healthcare provider tells you to stop. This may cause other symptoms that were controlled by the corticosteroid medicine to come back.

•	Have or have had cancer (malignancy).

•	Have a parasitic (helminth) infection.

•	Are pregnant or plan to become pregnant. It is not known if CINQAIR® will harm your unborn baby. Tell your healthcare provider if you become pregnant during your treatment with CINQAIR®.

•	Are breastfeeding or plan to breastfeed. It is not known if CINQAIR® passes into your breast milk. You and your healthcare provider should decide if you will receive CINQAIR® and breastfeed. Talk to your healthcare provider about the best way to feed your baby if you receive CINQAIR®.

Do not stop taking your other asthma medicines unless your healthcare provider tells you to.
What are the possible side effects of CINQAIR®?

•	CINQAIR® may cause serious side effects, including: See “What is the most important information I should know about CINQAIR®?” Abnormal growth of cells or tissue in your body that may not be cancer (malignancy)

•	The most common side effects of CINQAIR® include throat pain.

•	These are not all the possible side effects of CINQAIR®.

•	Call your doctor for medical advice about side effects. You may report side effects to FDA at 1-800-FDA-1088.

Please click here for Full Prescribing Information

About ProAir® HFA (albuterol sulfate) Inhalation Aerosol
ProAir® HFA (albuterol sulfate) Inhalation Aerosol is indicated in patients 4 years of age and older for the treatment or prevention of bronchospasm with reversible obstructive airway disease and for the prevention of exercise-induced bronchospasm.

Important Safety Information

If your symptoms become significantly worse when you use ProAir® HFA, contact your doctor immediately. This may indicate either a worsening of your asthma or a reaction to the medication, which may rarely occur with the first use of a new canister of ProAir® HFA. Either of these could be life-threatening.
What to tell your doctor before using ProAir® HFA: If you have a heart, blood, or seizure disorder, high blood pressure, diabetes, or an overactive thyroid, be sure to tell your doctor. Also make sure your doctor knows all the medications you are taking – especially heart medications and drugs that treat depression – because some medications may interfere with how well your asthma medications work. Do not exceed the recommended dose.
Side effects associated with ProAir® HFA included headache, rapid heartbeat, pain, dizziness, and irritation of the throat and nose.

Please click here for Full Prescribing Information

About Beclomethasone dipropionate Breath-Actuated Inhaler (BAI)
Beclomethasone dipropionate Breath-Actuated Inhaler (BAI) is a systemic corticosteroid delivered via BAI aerosol. Teva has filed an New Drug Application (NDA) with the FDA seeking approval for the maintenance treatment of asthma as a prophylactic therapy in patients four years of age and older, and for the treatment of asthma patients who require systemic corticosteroid administration, where adding beclomethasone dipropionate may reduce or eliminate the need. A response from the FDA is expected in the second half of 2017.

About Teva Respiratory
Teva Respiratory develops and delivers high-quality treatment options for respiratory conditions, including asthma, COPD and allergic rhinitis. The Teva Respiratory portfolio is centered on optimizing respiratory treatment for patients and healthcare providers through the development of novel delivery systems and therapies that help address unmet needs. The company’s respiratory pipeline and clinical trial program are based on drug molecules delivered in proprietary dry powder formulations and breath-actuated device technologies, as well as a targeted biologic treatment for severe asthma. Through research and clinical development, Teva Respiratory continually works to expand, strengthen and build upon its treatment portfolio to positively impact the lives of the millions of patients living with respiratory disease.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2015 amounted to $19.7 billion. For more information, visit www.tevapharm.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding Teva respiratory products, which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

our specialty medicines business, including: the potential benefits of our respiratory portfolio.; competition for our specialty products, especially Copaxone®, our leading medicine, which faces competition from existing and potential additional generic versions and orally-administered alternatives; our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;

our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; and variations in patent laws that may adversely affect our ability to manufacture our products;

compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks;

and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”), including in the section captioned “Risk Factors,” and in our other filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov and www.tevapharm.com. Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements.

1.	United States Environmental Protection Agency. Asthma Facts. March 2013.http://www.epa.gov/asthma/pdfs/asthma—fact—sheet—en.pdf.

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